PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the nine month period ended October 31, 2022

Dated:  December 14, 2022

The selected financial information set out below and certain comments which follow are based on and derived from the interim financial statements of Pacific Booker Minerals Inc.  (the "Company" or "Pacific Booker" or “PBM”) for the nine months ended October 31, 2022 and from the audited financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the year ended January 31, 2022 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of exploration of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km north of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol “BKM” and on the NYSE MKT Equities Exchange under the symbol “PBM” until the voluntary delisting on April 29, 2016.  The Company’s shares also trade on the OTC under the symbol “PBMLF”.

Overall Performance

The Company is required to conduct an Environmental Assessment to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the Morrison Copper/Gold Project.  An Environmental Assessment (“EA”) is usually conducted at a conceptual design level prior to detailed engineering.  The Company’s Environmental Assessment Application was based on a Feasibility level design, a comprehensive technical and economic study.

Years of science based study performed by qualified professionals in a number of scientific disciplines determined that our project could be constructed, operated and decommissioned without significant adverse effects on the local environment.  We were advised that the Assessment Reports from the BCEAO and CEAA contained statements of no significant adverse effects, which is the goal of any potential mining project.

PBM believes that it had accommodated all of the concerns of the Ministry of Energy & Mines, Ministry of Environment and First Nations and proposes a project that uses unprecedented measures to be protective of the environment.  PBM has committed to constructing and operating the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

For the three months ended October 31, 2022

Project related activities

PBM holds a 100% interest in certain mineral claims located in the Omineca District of the Province of British Columbia (“B.C.”) and has met the requirements to maintain its recorded interest in the mineral claims with the Province of BC.  Recording done subsequent to the end of the period has all claims in good standing into 2023.

PBM has proposed some ideas for discussion to the LBN chief and counsel.  PBM has also stated that PBM is open to discussion of any additional items that are a concern for the LBN, including ideas regarding re-design of the project site; enhancement/protection of the salmon and their waterways; and benefits of an economic and related nature.

Legal counsel for the Lake Babine Nation has responded to correspondence sent from PBM's legal counsel and had given reasons for the delay in response from the Chief and Counsel.

Some of the proposed concepts are Salmon Enhancement including a Spawning Channel Addition; Environmental Baseline Extension; Sharing the Benefits with local Hiring and contributions to a Scholarship Fund; and Project Design Modernization reflecting the mining and milling science changes developed since the original design was done.

While considering how PBM should go forward to a successful EAO application, our independent consultant came to the realization that only an unimpeachable, unbiased, fact-based, treatment of all the potential water-related issues, including the salmon population, could succeed.  He proposed the formation of an independent steering committee, consisting of knowledgeable people, including local indigenous representatives, supported by but independent of the Company, and having the sole objective of using science to provide clear direction to PBM in the management of this critical area.

Corporate activities

Following the AGM on July 28th, PBM has appointed a new audit firm for the upcoming year.  The audit firm is De Visser Gray LLP, Chartered Professional Accountants, located in downtown Vancouver.  They have a number of resource companies that they provide audit and other services to and PBM feels that this is a positive change for the Company.

Our July 31st quarterly was filed in September and can be found on the sedar site, the edgar site and the PBM website on the financials page.

Outlook for 2022/23

PBM is currently investigating ways to improve the project in relation to the perceived environmental impact and is consulting with the technical individuals and firms that assisted with the preparation of the original design plan.

In November, PBM extended the "good to" date on 27 claims for 6 months, which currently has all of our claims in good standing.  Our next requirement will be in February of 2023.

On November 16th, PBM announced that Dr. Andrew Weaver had agreed to provide advice and guidance services on a consulting basis in regards to the Morrison mine project.

In November, PBM continued with the water monitoring program on the Morrison project.

At the end of November, PBM sent a letter to the LBN Chief respectfully requesting that the LBN allow PBM to present the new directions that PBM sees as key to making the Morrison Project a success for all stakeholders.  The request for a meeting is at their convenience and place of their choosing.

PBM has always intended for the Morrison Mine, which is located in an historical mining area, to be operated in a way that will not impact in a negative manner on the surrounding communities.  PBM preferred to hire local workers and use local suppliers during the time of the exploration and intends to continue that practice during the construction and operation.

The Company’s current share capital is approx. 20.3 million shares fully diluted including 250,000 common shares to be issued to Glencore LC (formerly Noranda, Falconbridge, Xstrata) upon the start of commercial production as part of the purchase agreement.

Our history in the Environmental Assessment process (prior to July 31, 2022)

The Company commenced baseline data collection to support the information requirements for the Application in 2002.

In October 2002, PBM outlined project plans and development schedule to BC Energy, Mines and Petroleum Resources, BC Environmental Assessment Office, BC Ministry of Environment, BC Ministry of Forests, Canadian Environmental Assessment Agency, Lake Babine Nation and the Village of Granisle.

On September 30, 2003, PBM entered the Pre-Application stage of EA.  PBM submitted the draft Terms of Reference on October 14, 2005.  The Company attended various meetings and working group sessions and PBM was issued the Section 11 Order identifying the scope, procedures and methods for the Environmental Assessment on January 18, 2008.  On November 17, 2008, the revised draft Application Terms of Reference was sent out for Public comment.  On May 21, 2009, the approved Terms of Reference was issued.  On September 28th, PBM submitted the EAC application and was notified on October 27th that the Application failed Screening.

Starting in January 2010, PBM conducted additional drilling to further characterize pit walls, and collected additional water quality samples and measured water flow and in situ properties of streams 5, 7, 8, 10 and Morrison Lake and collected visual estimates of flow in stream 6 and other minor streams.  On May 27th, the Application (Addendum) was resubmitted to BCEAO and accepted for review on June 28th.  On July 22nd, the 70 day public and working group comment period started and lasted until October 24th.

In September and October 2010, field work continued:  sampling ARD cubes and barrels, checking meteorological station & downloading data; Water Quality sampling (Morrison Lake, Booker Lake and other streams); Nakinilerak Lake sampling; investigation regarding Harmful Alteration, Disruption or Destruction of fish habitat and a Fish Habitat Compensation Plan.

In 2011, Field work for baseline Water Quality sampling of Nakinilerak and Morrison lakes and project streams continued.  PBM received a report from LBN on Salmon Spawning.  Scoping of moose & mule deer survey completed.  In September 2011, a field program was conducted to obtain additional baseline fisheries, benthics, zooplankton and phytoplankton, water quality, hydrology, groundwater, and meteorology data from Morrison Lake, Nakinilerak Lake, streams and rivers.  Additional meetings and revisions to the application continued including discussion on lining the Tailings Storage Facility with a geo-membrane and the placement of the diffuser in Morrison Lake.  PBM committed, if required, to lining the Tailings Storage Facility with an engineered soil barrier and/or geo-membrane to limit seepage into the receiving streams and Morrison lakebed to meet water quality objectives that are protective of salmon spawning habitat and stream aquatic habitat.

On March 16, 2011, the Gitxsan Chiefs Office and the Gitanyow Hereditary Chiefs’ Office were included in “First Nations”.

In July 2011, PBM submitted the updated information (Review Response Report #2) and the review resumed again.  On September 6th, EAO issued the draft Assessment Report for comments.  EAO requested a 3rd Party Review on Hydrogeology and Water Quality.  The 3rd Party Review concluded the scope of hydrogeological site characterization work completed may exceed baseline data collected for EAC applications of other mining projects in B.C.

On August 21, 2012, BCEAO completed the Environmental Application Review Stage and their referral documents were submitted to the Ministers for decision.  PBM received the final Certified Project Description and the Table of Conditions that had been submitted to the ministers, and on August 29th, PBM received the (unsigned) Environmental Assessment Certificate #M12-01.  On October 1st, the Ministers decided to refuse to grant the EAC.

Following the October 1st refusal by the Ministry of Environment to issue an EAC for the project, the Company challenged that decision in the BC Supreme Court.  The December 9, 2013 decision of the Court stated that the rejection failed to comport with the requirements of procedural fairness and that PBM should not have been prevented from learning at least the substance of the recommendations.  The decision stipulated that PBM and the interveners would be entitled to be provided with the Executive Director’s recommendations to the Ministers, and would be entitled to provide a written response.

On January 24, 2014, PBM received a letter from the EAO outlining their key concerns.  In March, KCB’s letter and technical response was submitted.  BCEAO allowed to April 25th for the members of the Working Group to submit their responses to that report.  On April 29th, PBM was advised that the second phase of the reconsideration process was complete and was given until May 23rd to reply.  PBM submitted a report, prepared by KCB, in response to the new items raised by the Working Group.  On July 4th, the EAC application was referred to the Minister of Environment and the Minister of Energy and Mines for reconsideration, stating a 45 day timeline (subject to any extensions) for a decision by the Ministers.  On August 18th, the Minister of Environment suspended the environmental assessment pending the outcome of the Independent Expert Engineering Investigation and Review Panel of the tailings dam breach at the Mt. Polley mine.

The Independent Review Panel Report was released on January 30, 2015.  On February 20th, PBM was provided an opportunity to comment on the Mount Polley Investigation and Report, focusing on the potential implications of the recommendations of the Report when applied to the Morrison project.  On March 20th, PBM submitted a report, prepared by KCB, in response to the Recommendations..  On April 17th, the responses from the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs were posted on the EPIC site.  On May 8th, PBM submitted a response to the First Nations comments including a letter, prepared by Harvey McLeod, KCB, which addresses the points raised.  On June 10th, PBM announced that the Minister of Environment had lifted the suspension.  The time period remaining was 30 days, ending on July 9, 2015.  On July 8th, PBM announced that the Minister of Environment and the Minister of Energy and Mines made a decision under Section 17(3)(c) of the Environmental Assessment Act, ordering that the Morrison Project undergo further assessment.

On December 23, 2015, the Company submitted a document in response to the July decision that the Morrison Project undergo further assessment.  The document was acknowledged as received by Kevin Jardine, Associate Deputy Minister, BC EAO.

On February 16, 2016, three PBM directors and Robin Junger, of McMillan LLP, attended a meeting in Prince George at the request of the Lake Babine Nation.  Dominique Nouvet (legal professional) of Woodward and Company initiated the meeting on behalf of the LBN.  The Chief and Councillors spoke from prepared notes.  Our directors were advised that the LBN’s Chief and Council would not support the Morrison project at that time.  An announcement had been prepared and released to a newspaper in advance of the meeting.

PBM completed water monitoring work on Morrison Lake to provide a full year (May 2016 to May 2017) of consecutive data.  In addition to collecting continuous temperature data, profiles were collected regarding specific conductivity, dissolved oxygen (both % saturation and milligrams per litre), pH and temperature.  The 2016 Morrison Lake Thermal Stratification Study interim report and the Supplement (final) report can be found on the reports page of our website at:  http://www.pacificbooker.com/reports.htm

In February 2019, PBM received a letter from Kevin Jardine, Associate Deputy Minister, EAO, which stated in part:  “I note in your letter your desire to advance this Project.  If that is the case, please advise, within 30 days of your receipt of this letter, when you will provide the draft SAIR for review.  If I do not hear from you, or if you are unable to commit to a date by which you would provide the draft SAIR, then I will consider the appropriate next steps to ensure this proceeds in a timely manner or is otherwise concluded.”  This letter is posted on the EPIC site at:

https://projects.eao.gov.bc.ca/api/public/document/6009df03a8b8ef0020c01ba7/download/

336850_Plourde_FINAL.pdf

In March 2019, PBM answered Kevin Jardine and said “We will prepare the draft SAIR for   review.  We expect that we will require 30 days to provide that document.”  The full letter is available at:

https://projects.eao.gov.bc.ca/api/public/document/5cc09d856a15600025dd78a8/download

/Ltr_PBM%20to%20K%20Jardine%20March%205%202019.pdf

In April 2019, PBM submitted a first draft document and stated:  “Please find enclosed our first attempt at preparing the draft SAIR for review.  We hope that this document will be a starting point for the preparation of a document that will meet the need dictated by the Section 17 order.  We look forward to your feedback on this early version.”  The letter and draft document is available at:

https://projects.eao.gov.bc.ca/api/public/document/5cb8e7baf49036002458b64c/download

/Letter-Jardine%20April%202019.pdf

https://projects.eao.gov.bc.ca/api/public/document/5cb8e7baf5fec90024920f78/download/

Supplemental-Application-Request.pdf

On June 18th, PBM received a letter from the BCEAO in response to the document submitted April 4th.  EAO replied with “Thank you for the letter dated April 4, 2019.  I have reviewed and am responding to your initial draft Supplemental Application Information Requirements submitted in response to the Section 17(3)(c)(iii) Order issued by the Ministers under the Environmental Assessment Act on July 7, 2015.  While I appreciate the opportunity to review an early draft, the content of this version of the draft SAIR does not appear substantially different from the version provided on December 23, 2015, which was found to not contain the information requirements set out in the Ministers' Order.”  The full letter is available at:

https://projects.eao.gov.bc.ca/api/public/document/5d0a5591c9dd30001a1644de/download

/345954_Plourde_FINAL.pdf

PBM submitted the next draft of the SAIR document to the BCEAO on August 29th.  That letter and document is available at:

https://projects.eao.gov.bc.ca/api/public/document/5d825d43c7d70300214c5cba/download

/Supplemental-Application-Request-draft-Aug%202019.pdf

https://projects.eao.gov.bc.ca/api/public/document/6009d93da8b8ef0020c01a6f/download/

letter-Jardine%20August%2029%202019.pdf

On August 30th, EAO left a voice message and suggested a meeting to “get on the same page”.  A plan was made for an initial conference call with Harvey McLeod of KCB, PBM and the EAO.  The conference call started with 3 individuals from the EAO, Harvey McLeod from KCB and a PBM representative.  EAO took the lead and stated that the meeting’s main focus would be the SAIR requirements.  KCB requested a high level overview of the needs.  KCB said that our opinion was that these items had been fully addressed and commented that if there were deficiencies, then KCB/PBM needed to know what the deficiencies were and that a deficiency can’t be addressed if it is not known.  EAO’s reply was that the Ministers had decided that more information was required.  KCB requested the opportunity to engage with the technical people to clarify the needed information.  EAO said the best way to start is for PBM to suggest possible additional information that could be provided to start the discussion with the technical staff.  On October 17th, PBM advised the EAO that KCB had started preparing a response, but due to work assignments, would not be able to provide his response until approx. the middle of November.

The Impact Assessment Act came into effect on August 28, 2019 which caused the Canadian Environmental Assessment Act (CEAA 1992) assessment of the Morrison Copper-Gold Project under to be terminated.  To advance the project now, PBM is required to submit an initial Project Description to the Agency.  Any relevant information gathered for the environmental assessment under CEAA rules may be used to inform any process steps under the IAA.

Early in December, PBM received the suggested work programs from KCB and forwarded a “draft for discussion” to the BCEAO on December 12th.  That document had not been posted on the EPIC site but is part of the following document , starting on page 163:

https://projects.eao.gov.bc.ca/api/public/document/60ff2973d686e20022c84904/download/

PBM_EAO%202021-background-July%202021.pdf)

On January 13, 2020, the EAO emailed as follows:  “Thanks for your submission of the draft SAIR for discussion.  We have reviewed it, and it is improved but could still use some work.”  A meeting was arranged for February 12th in the EAO office in Victoria.

In February, PBM met with the EAO and discussed the draft submitted in December 2019.  The EAO requested that the words in the document be reduced to what is required for the Working Group without any additional details and that statements of intent become commitments.  PBM was asked if there was anything that PBM wanted to address at the meeting.  PBM responded that a clarification of the name of the stream that connects Morrison Lake with Morrison Arm is needed; is it Morrison Creek or Morrison River as both names have been used.  PBM also asked the EAO to clarify the incorrect statement made in 2012 that Morrison Lake is located at the headwaters of the Skeena River.  Subsequent to the meeting, PBM was advised that the connecting stream is called Morrison Creek according to the FLNR (Forestry, Lands, Natural Resources Ministry) database, but the clarification of the headwaters statement was not forthcoming.

On March 5 and June 24, 2020, Dr. Andrew Weaver, MLA directed questions during Question Period in the Legislative Assembly of BC, to Minister Bruce Ralston, Energy, Mines and Petroleum Resources and to Environment Minister Heyman asking about the regulatory inconsistencies facing the Morrison mine project.  Dr. Weaver also said:  “Given the extensive work undertaken by Pacific Booker Minerals to examine and reduce the environmental impact of the potential Morrison mine project and the potential economic benefit to the province, will this government commit to ensuring that the company receives a timely, unbiased review of the latest proposal, and in particular, is given clear instructions from your office so that it knows what boxes need to be ticked so that they can follow due process, rather than second-guessing certain people who haven’t made that very clear?”  For the video and transcript of the question and answer, see:

http://www.andrewweavermla.ca/category/resource_development/mining/

On June 23rd, Dr. Weaver posted an article on his blog called “Pacific Booker Minerals and their quest to develop Morrison Mine near Smithers” (written by: Noah Conrad).  The article includes the following statements:  “In 2002, Pacific Booker Minerals began the formal environmental assessment process required to obtain ministerial certification for Morrison Mine, their proposed copper and gold mine near Smithers, BC.  A decade later, after $10 million worth of consultations, meetings, and assessments, the company decided to proceed to the next stage of the certification process in which the Environmental Assessment Office submits a formal environmental assessment report to the relevant ministers via the executive director.  At the time of submission, all indications were that the mine would receive approval.  EAO assessment reports had given the project a clean assessment and the company had proposed to undertake measures unprecedented in the copper mining industry to address the project’s environmental risks.  To read the complete blog, see:

http://www.andrewweavermla.ca/2020/06/23/pacific-booker-minerals-quest-develop-

morrison-smithers/

On August 20th, 2020, PBM received a letter from Nathan Braun, A/Associate Deputy Minister, EAO that stated (in part):  “Your letter requested clarification regarding the ‘Skeena Headwaters’, and expressed surprise that the 2012 Information Bulletin referenced the Morrison project as being in the headwaters of the Skeena River.  With respect, this point is not material to the provision of a draft SAIR.  The fact is that water from the area of the proposed project eventually flows into the Skeena River.  The letter can be found at:

https://projects.eao.gov.bc.ca/api/public/document/6009da7fa8b8ef0020c01b0d/download/

359789%20-%20Swan%20-%20Final.pdf

On August 24th, PBM responded.  The email can be found at:

https://projects.eao.gov.bc.ca/api/public/document/60c799a36c4fc900224660d4/download

/Email_PBM_to_Ministers_Aug24.pdf

On September 14th, PBM sent another email to Ministers Heyman and Ralston which said (in part):  “If the EAO believes that the Morrison Lake project is located in the headwaters of the Skeena River and that our project will cause a significant impact to the Babine watershed as well as reaching all the way to the Skeena River, there is little point in PBM continuing with the SAIR exercise, because nothing we can say can convince you otherwise."  The email can be found at:

https://projects.eao.gov.bc.ca/api/public/document/60c79a736c4fc900224660e3/download/

Email_PBM_to_Ministers_Sept14.pdf

On September 28th, 2020 PBM received a letter from Katherine St James, Project Assessment Director, which stated:  “Thank you for your emails of August 24 and September 14, 2020 addressed to the Honourable George Heyman, Minister of Environment and Climate Change Strategy, regarding the Morrison project.  I have been asked to respond on his behalf."  She confirmed that the "headwaters of the Skeena River" label was "as described in the Morrison Environmental Assessment Report (2012) and the Reasons for Decision (2012), the EAO understands the project to be located in the headwaters of the Skeena River.  She also referred to this saying "any disagreement on this fine point does not prevent PBM from providing a satisfactory draft SAIR.  This letter can be found at:

https://projects.eao.gov.bc.ca/api/public/document/6009ddc6a8b8ef0020c01b7e/download

/360882%20-%20Swan%20-%2020200928.pdf

Environmental Assessment Report (2012) can be found at:

https://projects.eao.gov.bc.ca/api/public/document/5888e594817b85ae43cf7b4f/download/

Morrison%20Copper_Gold%20Mine%20Project%20Assessment%20Report%20dated%20Au

g%2021_12.pdf

Reasons for Decision (letter dated September 28, 2012) can be found at:

https://projects.eao.gov.bc.ca/api/public/document/5886a78aa4acd4014b81f937/download

/Letter%20from%20Honourable%20Terry%20Lake%20%28MOE%29%20to%20Erik%20To

rnquist%20%28PBM%29%20dated%20Sept%2028_12.pdf

On October 15th, PBM responded as follows:  “This letter is in response to your letter dated September 28, 2020.  Thank you for the clarification of the EAO’s view on whether the proposed project is in the headwaters of the Skeena River."  PBM then asked "why does the EAO description of the Skeena River headwaters differ so significantly from the commonly used descriptions?  There is little point in PBM submitting another draft SAIR until this error in the location of the project is acknowledged and addressed publicly in some form or until the EAO can prove it a correct statement by scientific fact.”  This letter can be found at:

https://projects.eao.gov.bc.ca/api/public/document/6009de44a8b8ef0020c01b9d/download

/Letter-EAO%20Oct%2015%202020.pdf

On January 13, 2021, PBM wrote to Premier John Horgan (and cc'd Minister Heyman and   Minister Ralston) and asked him to address our issue.  We understand that the Environment Minister has stayed out of the discussions of these issues because we are in the Environmental Assessment process, but the current "loggerhead" needs to be addressed by someone that can correct a significant error perpetrated by the previous ministers and the EAO."

On February 11, 2021, EAO wrote to PBM and stated that the EAO had considered how best to address the lack of progress being made on the further assessment for the Morrison project and was seeking PBM’s views on the following options.  The EAO advised PBM that they will also be seeking the views from Indigenous nations and other affected parties regarding these potential options and will consider all input received.  The potential options are:  1) Amending the Order to add defined timelines to complete key milestones in the further assessment process or  2) Rescinding the Order entirely and proceed to a decision by Ministers on Morrison with the information available.  The letter can be found at:

https://projects.eao.gov.bc.ca/api/public/document/604a6046887eda0022fcdd62/download

/369037-Plourde-FINAL.pdf

PBM responded to the EAO and stated our preference for Option 2.  (weblink :

https://projects.eao.gov.bc.ca/api/public/document/60c7bd5d1260100023babd02/downloa

d/Letter-from-PBM-March%2011%202021-signed.pdf)

On April 13th, 2021, PBM received an email from EAO that stated that they will be developing an information package to go to Ministers with the two options suggested and the responses from the parties they have received.  The EAO also advised that they would be providing PBM with an opportunity to comment on the information package prior to sending to Ministers.  The letters from the First Nations can be seen at:  (dated March 23 to April 12, 2021)  https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/documents

On June 17th, PBM received the EAO-prepared draft of the report to bring the options to Ministers for their consideration and requested feedback on that draft by July 19th.

On July 19th, PBM submitted our second letter (and a supporting document) to the EAO in response to the draft report and the now 3 options proposed by the EAO.  The third option  added by the EAO was to continue with the status quo.  These documents have been posted on the EPIC site at the following links:

https://www.projects.eao.gov.bc.ca/api/document/60ff28e9d686e20022c848ee/fetch/PBM_

Letter-EAO-July 2021-final.pdf

https://projects.eao.gov.bc.ca/api/public/document/60ff2973d686e20022c84904/download/

PBM_EAO%202021-background-July%202021.pdf

The responses from the First Nations have been posted on the EPIC site (July 7 & 8, 2021) at:  https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/documents.

An email in response from the LBN has been posted (July 26) on the EPIC site at:

https://projects.eao.gov.bc.ca/api/public/document/60ff2b3a4666f200229ba3c6/download/

LBN%20Response%20Email.pdf

On August 17th, the EAO sent the next draft of their document to PBM and the First Nations and asked for any comments by August 31st.  On August 31st, PBM forwarded our revisions to their words and our comments in response to statements made in the document.

PBM received the final draft of the EAO document as an "FYI" by email on October 18, 2021.  It has been posted on the EPIC site at:  https://projects.eao.gov.bc.ca/api/public/document/61aa79ea361161002231d4fb/download

/Morrison_ChangetoFurtherAssessment_2211103_FINAL.pdf

On October 27th, 2021 the EAO advised PBM that the balance of the materials would be posted on the EPIC site once a decision was made by the Ministers.  They confirmed that an email would be sent to all parties when the materials were referred to Ministers, planned to be the first week of November.

On November 8th, PBM was advised that the materials regarding the further assessment order were sent to the Ministers.  This decision was in regard to the options offered by the EAO.  PBM was advised that there was no legislated timeline for this decision.  On November 9th, PBM announced that the materials regarding the further assessment order had been sent to the Ministers for decision.  The correspondence can be found at: https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/documents

On December 2nd, the Minister's decided to rescind the Section 17(3)(c)(iii) Order (Further Assessment) issued in July 2015 under the Environmental Assessment Act (2002).

The order can be found at:

https://projects.eao.gov.bc.ca/api/public/document/61aa7c7c361161002231d54d/download

/Morrison_Order%20Further%20Assessment_MGH%20Signed_MBRsig_20211202.pdf

The reasons for decision can be found at:

https://projects.eao.gov.bc.ca/api/public/document/61aa85b1361161002231d619/downloa

d/Morrison%20Reasons%20for%20Decision%20of%20the%20Ministers%20-

%20MGH%20signed_MBRsig20211202.pdf

On December 17, 2021, the EAO has referred the unmodified 2015 decision materials, including PBMs’ Application for an Environmental Assessment Certificate, to the Minister of Environment and Climate Change Strategy and the Minister of Energy, Mines and Low Carbon Innovation for a decision.  In accordance with the Environmental Assessment Act (2002), Ministers have up to 45 days to decide whether to issue a certificate, not issue a certificate, or require further assessment.  Referral materials and the Ministers' decision will be posted on the EAO website following the Ministers' decision.

On February 2, 2022, in response to a post on the Stockhouse bullboards, PBM asked the EAO if the decision timeframe had been extended as stated in an email received by a poster from the EAO.  The EAO confirmed that the Ministers require more time, which is allowed under the Act.  Because they do not have any other information, such as when the decision will be made, there was nothing to post to EPIC site at that time, as the order will be extended retroactively once the decision was made.

On February 7th, 2022, the decision by George Heyman, Minister of Environment and Climate Change Strategy, and Bruce Ralston, Minister of Energy, Mines and Low Carbon Innovation was posted on the EPIC site stating that an EAC will not be issued for the Morrison Project.  The accompanying letter from the Ministers has advised PBM that the Environmental Assessment Act allows PBM to submit another proposal based on a new project design in the future.

At approximately 1pm on February 7th, PBM was contacted by the EAO by phone and advised that the decision would be posted after 2pm.  PBM was not advised of the content of the decision before it was posted publicly.  The Lake Babine Nation was prepared and issued their news release promptly.  Some of the media coverage of the decision stated again that "Morrison Lake produces the second-largest number of sockeye salmon in BC and is at the headwaters of the Skeena River".  Neither of those statements is correct.  Verna Power who holds the Natural Resources Portfolio for the Lake Babine Nation was quoted as saying that the Morrison project is "finally dead".  But according to the letter signed by the Minister, the Environmental Assessment Act allows PBM to submit another proposal based on a new project design in the future.  PBM has started investigating the possibility of submitting another proposal to the EAO.  PBM has relied on the statements of our qualified independent professionals, including Harvey McLeod, FEC, P.Eng., P.Geo., a Principal of KCB, who has stated the opinion that the project has been designed using Best Available Practices and can be safely constructed, operated and closed to protect the environment.  The challenge going forward for PBM will be to address the First Nations concerns in regards to the projects' impact on Babine Lake and the Skeena River.

PBM reached out to the Ministers for a meeting and has also contacted Dominique Nouvet (LBN legal professional) to discuss the issues.

The response from the Ministers was made by on March 17th by Elenore Arend, Associate Deputy Minister and Chief Executive Assessment Officer, EAO.  Her recommendation was to contact Tracy James, Executive Project Director for the Metal Mining Sector at the Environmental Assessment Office, to discuss the potential to restart the Environmental Assessment process.

In June 2022, PBM announced that our independent consultant, Kent Zehr, had completed a "cold eyes review" of the project (as designed in 2012) and has identified certain items that can be improved to protect the environment and improve the project.  He states in a report to Management that "given that the feasibility study project design had previously been judged acceptable by the EAO and given that no material exceptions were expressed in the (February 7) rejection in 2022, it became apparent that other issues may have been at play."  He also states "that on its first proposed day of production the Morrison Mine can be one of the most modern mines, with respect to at least its equipment, in northern BC." Letters are being assembled, addressed to both government ministers and the local indigenous administration, with a view to determine what additions or amendments to the proposed project would be necessary for its approval in the near future.

On July 7th, PBM's legal counsel sent a letter to the legal counsel for the Lake Babine Nation outlining some ideas for discussion and stating that PBM is open to any additional items that are a concern for the LBN, included ideas regarding re-design of the project site; enhancement/protection of the salmon and their waterways; and benefits of an economic and related nature for the LBN and its members.

On July 21st, Kent Zehr, PBM's independent consultant sent a letter to the Ministers of Environment and Climate Change Strategy; Energy, Mines and Carbon Innovation; and Land, Water and Resource Stewardship and Minister Responsible for Fisheries.

Results of Operations

A significant expense on the Statement of Comprehensive Loss is the recording of the option based payments and the offsetting contributed surplus in equity.  As a non-cash transaction, it has no impact on the working capital of the Company.  This calculation creates a cost of granting options to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The cost is added to our operating expenses with a corresponding increase in the Company’s equity.  The option based payment expense is allocated, in proportion to the number of options granted, to our operating expense accounts for Consulting fees, Directors fees, Investor relations fees and Professional fees.

For the nine month period ended October 31, 2022 compared with October 31, 2021

The option based payment expense for the period was allocated to the accounts for Consulting fees $14,185 (2021 - $218,690), Directors fees $nil (2021 - $1,223,221), Investor relations fees $nil (2021 - $334,000) and Professional fees $nil (2021 - $234,540).  These amounts total $14,185 for the 2022 period compared to $2,010,451 for the 2021 period.  If the option based payment amounts were removed from the operating loss, the loss would show as $345,430 for the 2022 period compared to $302,029 for the 2021 period.  The difference between these two periods was $43,401, with 2022 higher.  The largest amount difference was in Shareholder information and promotion which was higher in the 2022 period by $48,130 due to the cost for a meeting in New York, the cost for a 3 month campaign with Investorshub and some additional local meeting costs.  The next largest amount difference was in Foreign exchange gain/loss which was a gain of $15,793 in the 2022 period compared to a loss of $8,696 in the 2021 period, a reduction in the loss by $24,489 in the 2022 period.  The next largest amount difference was in Travel which was higher in the 2022 period by $13,223 mostly due to the cost for travelling to the New York meeting and for the consultant to travel to Vancouver.  The next largest amount difference was in Filing and Transfer agent fees which were higher in the 2022 period by $6,743 mostly due to the increase in the TSX-V fees and an increase in the cost of preparing the annual financials for Edgar filing.  The next largest amount difference was in Office Rent which was higher in the 2022 period by $4,667 due to the increased rental cost and a lower recovery of the estimates used for operating costs and property taxes.  The next largest amount difference was in Depreciation which was lower by $2,637 in 2022 due to the declining balance calculation method.  The next largest amount difference was in Directors fees which were lower in the 2022 period by $1,500 reflecting the reduction in the number of directors.  The other expenses were less than $1,000 (plus or minus) of the 2021 period amounts with the difference noted as follows:  Consulting fees (higher by $225), Professional fees (lower by $578), Finance income (lower by $115), Office and Miscellaneous (lower by $504), and Telephone (higher by $6).

During the 2022 period, the Company incurred $94,967 in expenditures on the Morrison property compared to $103,609 in 2021 period.

At the beginning of the period, the cash held was $1,172,393 (2021 - $1,481,302).  Cash used in operations was $385,079 (2021 - $279,267).  Cash raised from sale of shares was $nil (2021 - $nil).  Cash used to fund exploration activities was $95,178 (2021 - $103,546).  The net change in cash for the period was a decrease of $480,257 (2021 - $382,813) leaving the Company holding $692,136 (2021 - $1,098,489) in cash at the end of the period.

For the three month period ended October 31, 2022 compared with October 31, 2021

The option based payment expense for the period was allocated to the accounts for Consulting fees $nil (2021 - $218,690), Directors fees $nil (2021 - $1,223,221), Investor relations fees $nil (2021 - $334,000) and Professional fees $nil (2021 - $112,779).  These amounts total $nil for the 2022 period compared to $1,888,690 for the 2021 period.  If the option based payment amounts were removed from the operating loss, the loss would show as $77,505 for the 2022 period compared to $93,973 for the 2021 period.  The difference between these two periods was $16,468, with 2021 higher.  The largest amount difference was in Foreign exchange gain/loss which was a gain of $14,215 in the 2022 period compared to a loss of $1,658 in the 2021 period, a reduction in the loss by $15,873 in the 2022 period.  The next largest amount difference was in Professional fees which were lower in the 2022 period by $7,317 mostly reflecting a decrease in legal fees.  The next largest amount difference was in Filing and Transfer agent fees which were higher in the 2022 period by $5,986 due mostly to the timing of the charge related to the 20-F conversion.  The other expenses were less than $1,000 (plus or minus) of the 2021 period amounts with the difference noted as follows:  Depreciation (lower by $879), Directors fees (lower by $500), Finance income (lower by $184), Office and Miscellaneous (higher by $329), Office Rent (higher by $861), Shareholder information and promotion (higher by $618), Telephone (higher by $2) and Travel (higher by $121).

During the 2022 period, the Company incurred $nil in expenditures on the Morrison property compared to $95,236 in 2021 period.

At the beginning of the period, the cash held was $749,764 (2021 - $1,272,118).  Cash used in operations was $57,628 (2021 - $72,732).  Cash raised from sale of shares was $nil (2021 - $nil).  Cash used to fund exploration activities was $nil (2021 - $100,897).  The net change in cash for the period was a decrease of $57,628 (2021 - $173,629) leaving the Company holding $692,136 (2021 - $1,098,489) in cash at the end of the period.

Liquidity

The Company does not yet have a producing mineral property.  The Company’s only source of funds has been from sale of common shares and some revenue from reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal year 2022, the Company reported a net loss of $34,405,463 ($2.05 per share) compared to a net loss of $643,227 ($0.04 per share) for the year ended January 31, 2021.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires on January 31, 2023.  Details on the financial obligations are detailed in our annual financial statements (Note 3(m)).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Glencore LC (originally Noranda Mining and Exploration Inc, which was subsequently acquired by Falconbridge Limited,   which was subsequently acquired by Xstrata LP, which was subsequently acquired by Glencore) for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Related party transactions were made for services provided in the course of normal business operations with 2 directors and an officer of the Company.

•to John Plourde, a PBM director, for shareholder relations and financing duties, in the amount of $33,000 (2021 - $33,000) for the quarter and in the amount of $99,000 (2021 - $99,000) for the fiscal year to date.

•to Victor Eng, a PBM director, for consulting services, in the amount of $225 (2021 - $4,725) for the quarter and in the amount of $900 (2021 - $5,175) for the fiscal year to date.

•to Ruth Swan, a PBM officer, for accounting and management services, in the amount of $8,075 (2021 - $9,775) for the quarter and in the amount of $30,337 (2021 - $30,838) for the fiscal year to date.

There are no ongoing contractual or other commitments resulting from the transactions.  Fees for these services amounted to $41,300 (2021 - $47,500) for the current quarter and in the amount of $130,237 (2021 - $135,013) for the fiscal year to date.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $1,500 (2021 - $2,000) for the current quarter and in the amount of $7,000 (2021 - $8,500) for the fiscal year to date.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 3 of the annual financial statements.

Forward Looking Statements

This discussion does not include any forward-looking statements of a material nature in respect to the Company’s strategies.  The discussion following the heading “Outlook for 2022/23” does include a statement of future intent.  The discussion following the heading “Off-Balance Sheet Arrangements” discloses future obligations.  The Company will update or revise these forward-looking statements when and/or if there is a change in intent or future obligations.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2020	$31,867,283	$-	$1,045	$1,061,028	$ 0.06
January 31, 2021	$31,442,692	$-	$990	$643,227	$ 0.04
January 31, 2022	$1,339,571	$-	$990	$34,405,463	$ 2.05

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
January 31, 2021	$740	$119,084	$118,344	$0.01
April 30, 2021	$-	$228,693	$228,693	$0.01
July 31, 2021	$-	$101,124	$101,124	$0.01
October 31, 2021	$253	$1,982,916	$1,982,663	$0.12
January 31, 2022	$737	$32,093,720	$32,092,983	$1.91
April 30, 2022	$69	$96,633	$96,564	$0.01
July 31, 2022	$-	$185,546	$185,546	$0.01
October 31, 2022	$69	$77,574	$77,505	$0.00

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the year ended January 31, 2021	$990	$644,217	$643,227	$0.04
for the 3 month period ended April 30, 2021	$-	$228,693	$228,693	$0.01
for the 6 month period ended July 31, 2021	$-	$329,817	$329,817	$0.02
for the 9 month period ended October 31, 2021	$253	$2,312,733	$2,312,480	$0.14
for the year ended January 31, 2022	$990	$34,406,453	$34,405,463	$2.05
for the 3 month period ended April 30, 2022	$69	$96,633	$96,564	$0.01
for the 6 month period ended July 31, 2022	$69	$282,179	$282,110	$0.02
for the 9 month period ended October 31, 2022	$138	$359,753	$359,615	$0.02

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (impairment allowance or write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at October 31, 2020	$4,832,500	$4,832,500
to January 31, 2021	-	-
As at January 31, 2021	$4,832,500	$4,832,500
to April 30, 2021	-	-
to July 31, 2021	-	-
to October 31, 2021	-	-
to January 31, 2022	(4,832,500)	(4,832,500)
As at January 31, 2022	$-	$-
to April 30, 2022	-	-
to July 31, 2022	-	-
to October 31, 2022	-	-
As at October 31, 2022	$-	$-

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (impairment allowance or write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants / Tax Credits	Impairment Allowance	Total
As at October 31, 2020	$ 25,757,213	$ (859,434)	$ -	$ 24,897,779
to January 31, 2021	(17,120)	-	-	(17,120)
As at January 31, 2021	$ 25,740,093	$ (859,434)	-	$ 24,880,659
to April 30, 2021	1,001	-	-	1,001
to July 31, 2021	7,372	-	-	7,372
to October 31, 2021	95,236	-	-	95,236
to January 31, 2022	20,148	-	(25,004,416)	(24,498,268)
As at January 31, 2022	$ 25,863,850	$ (859,434)	$ (25,004,416)	$ -
to April 30, 2022	19,009	-	-	19,009
to July 31, 2022	75,958	-	-	75,958
to October 31, 2022	-	-	-	-
As at October 31, 2022	$ 25,958,817	$ (859,434)	$ (25,004,416)	$ 94,967

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Received	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at October 31, 2020	$ 54,223,481	$ -	$ 17,707,324	$ 524,883	$ 40,402,849	$ 31,527,956
to January 31, 2021	-	-	-	118,344	40,521,193	31,409,612
As at January 31, 2021	$ 54,223,481	$ -	$ 17,707,324	$ 643,227	$ 40,521,193	$ 31,409,612
to April 30, 2021	-	-	121,761	228,693	40,749,886	31,302,680
to July 31, 2021	-	-	-	101,124	40,851,010	31,201,556
to October 31, 2021	-	-	1,888,690	1,982,663	42,833,673	31,107,583
to January 31, 2022	229,030	-	2,049,123	32,092,983	74,926,656	1,292,753
As at January 31, 2022	$ 54,452,511	$ -	$ 21,766,898	$ 34,405,463	$ 74,926,656	$ 1,292,753
to April 30, 2022	-	-	4,306	96,564	75,023,220	1,200,495
to July 31, 2022	-	-	9,879	185,546	75,208,766	1,024,828
to October 31, 2022	-	-	-	77,505	75,286,271	947,323
As at October 31, 2022	$ 54,452,511	$ -	$ 21,781,083	$ 359,615	$ 75,286,271	$ 947,323

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our financial statements.

Subsequent to the end of the period, the Company has not issued any common shares on exercise of warrants or announced or completed any private placements.  On November 2nd, the Company granted 700,000 options at an exercise price of $3.00 per share for an exercise period of 1 year.  On November 22nd, the Company granted 150,000 options at an exercise price of $1.50 per share for an exercise period of 5 years.

Option Transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
October 31, 2022	total outstanding				3,075,000
November 1, 2022	options expired	$ 3.00	November 1, 2022	-700,000	2,375,000
November 2, 2022	options granted	$ 3.00	November 2, 2023	700,000	3,075,000
November 22, 2022	options granted	$ 1.50	November 22, 2027	150,000	3,225,000